Exhibit 1

HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At March 31, 2005
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$448,705,575
Accumulated D, D & A	(205,141,547)

Net Property, Plant & Equipment	243,564,028

Current Assets:
Cash and Temporary Cash Investments	55,902,220
Notes Receivable-Intercompany	600,000
Receivables - Net	10,900,277
Accounts Receivable-Intercompany	228,885
Unbilled Utility Revenue	0
Materials/Supplies - Average Cost	4,489,667
Prepayments	673,003

Current Assets	72,794,052

Other Assets	354,318

Total Assets	$316,712,398

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	(7,898,767)
Accumulated Other Comprehensive Income	52,946,784

Total Common Stock Equity	83,298,358
Long-Term Debt Net of Current Portion	2,696,407
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	175,764,765

Minority Interest in Foreign Subsidiaries	43,882,862

Liabilities:
Notes Payable - Intercompany	39,400,000
Long Term Debt Due Current	5,392,812
Accounts Payable - Other	15,150,128
Accounts Payable - Intercompany	3,491,602
Other Accruals & Current Liabilities	9,136,415

Total Current Liabilities	72,570,957

Deferred Credits:
Accumulated Deferred Income Tax	21,030,683
Other Deferred Credit	3,463,131

Total Deferred Credits	24,493,814

Total Capitalization & Liabilities	$316,712,398